SECURITIES AND EXCHANGE COMMISSION

                Washington, D.C. 20549


                  Amendment No. 1 to
                       FORM 8-A

  FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
       PURSUANT TO SECTION 12(b) OR (g) OF THE
           SECURITIES EXCHANGE ACT OF 1934


                  MASCO CORPORATION
(Exact name of Registrant as specified in its charter)


      Delaware                                   38-1794485
(State of incorporation or          (I.R.S. Employer Identification No.)
   organization)




21001 Van Born Road,
 Taylor, Michigan                                    48180
(Address, principal                                (Zip Code)
 executive offices)

If this form relates to the              If this form relates to the
registration                             registration
of a class of securities pursuant to     of a class of securities pursuant to
Section 12(b) of the Exchange Act        Section 12(g) of the Exchange Act
and is effective pursuant to General     and is effective pursuant to General
Instruction A.(c), please check the      Instruction A.(d), please check the
following box.                           following box.


Securities to be registered pursuant to Section 12(b) of the Act:



Title of Each Class                     Name of Each Exchange on Which
to be Registered                        Each Class is to be Registered
--------------------------       -----------------------------------------
Series A Participating                    New York Stock Exchange
Cumulative Preferred Stock
Purchase Rights

Securities to be registered pursuant to Section 12(g)of the Act:

                         None
                    (Title of Class)

Item 1.   Description of Registrant=s Securities to be
Registered.

     On December 6, 1995, the Board of Directors of
Masco Corporation (the "Company") declared a dividend of one preferred stock purchase right (a "Right") for each outstanding share of common stock, par value $1.00 per share (the "Common Stock"), of the Company payable to holders of record as of the close of business on December 18, 1995 (the "Record Date").

     Prior to the Distribution Date (as defined below), the Rights will be evidenced by the certificates for and will be transferred with the Common Stock, and the registered holders of the Common
Stock will be deemed to be the registered holders of the Rights. After the Distribution Date, the Rights
Agent will mail separate certificates evidencing the Rights to each record holder of the Common Stock as of the close of business on the Distribution Date, and thereafter the Rights will be transferable separately from the Common Stock. The "Distribution Date" generally means the earlier of (i) the close of business on the 10th day after the date (the "Stock
Acquisition Date") of the first public announcement that a person (other than the Company or any of its subsidiaries or any employee benefit plan of the Company or any such subsidiary) has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock (an AAcquiring Person@) and (ii) the close of business on the 10th business day (or such later day as may be designated before any person has become an Acquiring Person by the Board of Directors) after the date of the commencement of a tender or exchange offer by any person which would, if consummated, result in such person becoming an Acquiring Person.

     Prior to the Distribution Date, the Rights will not be exercisable. After the Distribution Date (but before any person has become an Acquiring Person), each Right will be exercisable to purchase, for a purchase price of $100.00 (the "Purchase Price"), one one-thousandth of a share of Series A Participating Cumulative Preferred Stock, par value $1.00 per share
(the "Preferred Stock"). The terms and conditions of the Rights are set forth in a Rights Agreement dated as of December 6, 1995 between the Company and The Bank of
New York, as Rights Agent (the "Rights Agreement"), which was filed as an Exhibit to Masco Corporation's
Annual Report on Form 10-K for the year ended December
31, 1995 and which is incorporated herein by reference and the description hereof is qualified in its entirety by reference thereto. On September 23, 1998 the Board of Directors of the Company amended the Rights
Agreement. Amendment No. 1 to the Rights Agreement ("Amendment No. 1") was filed as an Exhibit to Form 10-
Q of Masco Corporation for the quarter ended September
30, 1998 and is incorporated herein by reference and the description hereof is qualified in its entirety by reference thereto.

     If any person has become an Acquiring Person (but none of the events described in the second succeeding paragraph have occurred), each Right (other than Rights beneficially owned by the Acquiring Person and certain affiliated persons) will entitle the holder, after the Distribution Date, to purchase, for the Purchase Price, a number of shares of Common Stock having a market value of twice the Purchase Price.

     At any time after any person has become an Acquiring Person (but before any person becomes the beneficial owner of 50% or more of the outstanding shares of Common Stock or the occurrence of any of the events described in the next paragraph), the Board of Directors may exchange all or part of the Rights (other than Rights beneficially owned by an Acquiring Person and certain affiliated persons) for shares of Common
Stock at an exchange ratio of one share of Common Stock per Right.

     If, after any person has become an Acquiring
Person, (1) the Company is involved in a merger or other business combination in which the Company is not the surviving corporation or its Common Stock is exchanged for other securities or assets or (2) the Company and/or one or more of its subsidiaries sell or otherwise transfer assets or earning power aggregating more than 50% of the assets or earning power of the Company and its subsidiaries, taken as a whole, then each Right will entitle the holder, after the Distribution Date, to purchase, for the Purchase Price, a number of shares of common stock of the other party to such business combination or sale (or in certain circumstances, an affiliate) having a market value of twice the Purchase Price.

     The Board of Directors may redeem all of the Rights at a price of $.01 per Right at any time before any person has become an Acquiring Person.

     The Rights will expire on December 6, 2005 unless earlier exchanged or redeemed.

     For so long as the Rights are redeemable, the Rights Agreement may be amended in any respect. At any time when the Rights are no longer redeemable, the Rights Agreement may be amended in any respect that does not adversely affect Rights holders (other than any Acquiring Person and certain affiliated persons), that does not cause the Rights Agreement to become amendable in any other way or does not cause the Rights to again become redeemable.

     Rights holders have no rights as a stockholder of the Company, including the right to vote and to receive dividends.

     The Rights Agreement includes antidilution provisions designed to prevent efforts to diminish the effectiveness of the Rights.

     As of December 31, 1998 there were approximately
338,705,000 Common Stock outstanding and 13,115,156 shares reserved for issuance under the Company=s stock option plans. Each outstanding share of Common Stock on the Record Date will receive one Right. Shares of Common Stock issued after the Record Date and prior to the Distribution Date will be issued with a Right attached so that all shares of Common Stock outstanding prior to the Distribution Date will have Rights attached. The Company has reserved 351,820 shares of Preferred Stock for issuance upon exercise of the Rights.

     The Rights have certain anti-takeover effects.
The Rights may cause substantial dilution to a person that attempts to acquire the Company without a condition to such an offer that a substantial number of the Rights be acquired or that the Rights be redeemed or declared invalid. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Rights may be redeemed by the Company as described above.

     While the dividend of the Rights will not be taxable to stockholders or to the Company, stockholders or the Company may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable as set forth above.

Item 2.   Exhibits

     1. Amendment No. 1 to Rights Agreement dated as of September 23, 1998 between Masco
        Corporation and The Bank of New York, as
        Rights Agent.*


-------------------

   *This exhibit is hereby incorporated by reference to the Form 10-Q of Masco Corproation for the quarter ended September 30, 1998.

                            SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned thereto duly authorized.


                              MASCO CORPORATION

                              By/s/John R. Leekley
                                Name:  John R. Leekley
                                Title: Senior Vice President and
                                        General Counsel

                              Dated:  March 18, 1999